Exhibit 1.8

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page ii of this Notice of Variation.

If you have any questions, please contact D.F. King Canada, the Information Agent in connection to the Offer (as defined below), by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in the Original Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Senior Vice President, General Counsel & Secretary of Husky Energy Inc., at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Telephone (403) 298-6111, and are also available electronically at www.sedar.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

December 19, 2018

NOTICE OF VARIATION

of terms of

OFFER TO PURCHASE

all of the outstanding Common Shares of

MEG ENERGY CORP.

by HUSKY ENERGY INC.

for consideration per Common Share, at the choice of each holder, of

(i) $11.00 in cash (the “Cash Consideration”); or

(ii) 0.485 of a Husky common share (the “Share Consideration”)

Husky Energy Inc. (“Husky” or the “Offeror”) has prepared this Notice of Variation (the “Notice of Variation”) to give notice that it is varying certain terms and conditions of its offer dated October 2, 2018 (the “Original Offer to Purchase”) to purchase, on the terms and subject to the conditions of the Original Offer to Purchase, all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of MEG, including any Common Shares that may become issued and outstanding after the date of the Original Offer to Purchase but prior to the Expiry Time (as defined herein) upon the exercise of the MEG Options (as defined in the Original Offer to Purchase) or upon any other exercise, exchange or conversion of securities of MEG into Common Shares (other than pursuant to the SRP Rights). Particularly, this Notice of Variation gives notice that certain terms and conditions of the Original Offer to Purchase related to the offer to sell or solicitation of an offer to buy common shares of Husky (the “Husky Shares”) in certain U.S. states, districts and territories are hereby varied. The Original Offer to Purchase, as varied hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

The Information Agent for the Offer is: D.F. King Canada

This Notice of Variation should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated October 2, 2018 (the “Circular” and together with the Original Offer to Purchaser, the “Original Offer to Purchase and Circular”); (ii) the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular; and (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (collectively with the Original Offer to Purchase and Circular and Letter of Transmittal, the “Offer Documents”). To the extent specifically set out in this document, the Offer Documents are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer to Purchase described in this document, and as of the date hereof, the term Offer Documents shall also include this Notice of Variation. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings given to them in the Original Offer to Purchase and Circular.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided on the back cover of this document. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether. Additional copies of this document, the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are available on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Original Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

Unless the context otherwise requires, all references in this Notice of Variation to “Husky”, the “Offeror”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

Information contained in this document is given as of December 19, 2018, unless otherwise specifically stated.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Husky is a foreign private issuer and is permitted to prepare this Notice of Variation and the other Offer Documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Husky prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

ii

Shareholders should be aware that owning the Husky Shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. You should read any tax discussion in the Offer Documents, and holders of Common Shares are urged to consult their tax advisors. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Husky is incorporated in Alberta, Canada, some or all of Husky’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of Husky’s assets and of the assets of such persons are located outside the United States. Shareholders in the United States may not be able to sue Husky or Husky’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED HUSKY’S SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Husky or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission thereunder, or Rule 14e-1 under the U.S. Exchange Act.

iii

NOTICE OF VARIATION

December 19, 2018

TO:	THE HOLDERS OF COMMON SHARES OF MEG

Except as otherwise set out in this Notice of Variation, the information, terms and conditions set out in the Original Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular continue to be applicable in all respects and this Notice of Variation should be read in conjunction with the Original Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular.

Consequential amendments in accordance with this Notice of Variation are deemed to be made, where required, to the Offer Documents. Except as otherwise set out in this Notice of Variation, the terms and conditions set out in the Offer Documents continue to remain in effect, unamended. This Notice of Variation should be read in conjunction with the Offer Documents.

1.	Variation of the Offer

Notice to Shareholders in the United States

The Offeror qualified the offering of the Husky Shares issuable under the Offer in the state of California. Accordingly, the Original Offer to Purchase is hereby varied by removing California from the definition of “Restricted States”.

Pursuant to the Original Offer to Purchase, Shareholders resident in New York are able to accept the Original Offer to Purchase and receive Cash Consideration for their Common Shares, but are not entitled to receive any Husky Shares as part of the consideration for the Common Shares that they tender. As such, the Original Offer to Purchase is made to Shareholders resident in New York on the same basis that the Original Offer to Purchase is made to Shareholders resident in the Restricted States that are not “exempt institutional investors”. The Original Offer to Purchase stated … “prior to the Expiry Time, Husky will take steps to register or qualify the Husky Shares to be issued in connection with the Offer in accordance with the securities laws of New York or may take other actions to enable Shareholders resident in New York to acquire Husky Shares in exchange for its Common Shares”. Husky has taken the actions to enable Shareholders resident in New York to be offered and choose to receive Husky Shares for their Common Shares on the same basis as other Shareholders that do not reside in the Restricted States.

In addition, the Original Offer to Purchase is hereby varied on page xvi by deleting the second bullet point appearing in the paragraph that starts, “The following summary sets out information concerning the ability of U.S. Persons in Restricted States to participate in the Offer.” and replacing it with the following bulleted paragraph:

“If you reside in one of the Restricted States and you are not an “exempt institutional investor” under the laws of your state of residence, you may accept the Offer and choose to receive, subject in each case to pro-ration as set out herein, the Cash Consideration or the Share Consideration, but you will not receive any Husky Shares as part of the consideration for the Common Shares that you tender. Husky proposes to deliver to the Depositary the total number of Husky Shares that Shareholders who are non-residents of Canada, including those US Shareholders residing in a Restricted State that are not “exempt institutional investors”, would otherwise have been entitled to receive (as partial consideration) under the Offer, but are prohibited from receiving due to applicable securities laws (the “Non-exempt Shareholders”). The Depositary or its nominee will, as agent for the Non-exempt Shareholders, sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange), those Husky Shares that would otherwise be issuable to Non-exempt Shareholders, after the payment date for the Common Shares taken up or otherwise acquired under the Offer. After completion of such sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding tax, pro rata, among the Non-exempt Shareholders. Any sales of such Husky Shares described above will be completed as soon as practicable after the date on which Husky takes up and pays for the Common Shares of Non-exempt Shareholders under the Offer and will be done in a manner intended to maximize consideration to be received from the sale of such Husky Shares and to minimize any adverse impact of the sale on the market for the Husky Shares.”

Notice to Shareholders in the United Kingdom

The Original Offer to Purchase is hereby varied on page xvii by adding the following paragraph immediately following the section titled “Notice to Shareholders in the United States”:

“INFORMATION FOR SHAREHOLDERS IN THE UNITED KINGDOM

This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B of the United Kingdom Financial Services and Markets Act 2000, as amended (the “FSMA”). This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been examined or approved as a prospectus by the United Kingdom Financial Conduct Authority (the “FCA”) under section 87A of the FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the rules published by the FCA implementing the Prospectus Directive (2003/71/EC) nor has it been approved by a person authorised under the FSMA, for the purposes of section 21 of the FSMA. No prospectus has been or will be registered in the United Kingdom in respect of the Husky Shares.”

Glossary

The definition of Maximum Take-up Date Cash Consideration is hereby varied by deleting the words “, the sum of (i)” and the words “, minus (ii) the amount of cash to be paid on the Take-Up Date to Shareholders that reside in a Restricted State and that are not an “exempt institutional investor” in such jurisdiction”.

Section 1 of Offer to Purchase – “The Offer”

The Original Offer to Purchase is varied as follows:

(i)	on page 20, the following is deleted;

“(c)

each Shareholder residing in a Restricted State and that is not an “exempt institutional investor” in such jurisdiction (“Non-Exempt Restricted State Shareholder”) will be deemed to have chosen only Cash Consideration;”

and a consequential amendment is thereby made to Block F of the Letter of Transmittal by deleting the last sentence of Block F in its entirety;

(ii)	on page 20, in section (d), the words “(other than Non-Exempt Restricted State Shareholders)” are deleted wherever they appear;

(iii)	on page 20, in section (e), the words, “(other than Non-Exempt Restricted State Shareholders who will be deemed to have chosen only Cash Consideration)” are deleted; and

(iv)	on page 21, in the first full paragraph, the words “or a Non-Exempt Restricted State Shareholder” are deleted.

Other than as described in this Notice of Variation, the terms of the Offer remain unchanged.

2.	Time for Acceptance

The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on January 16, 2019, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”.

3.	Manner of Acceptance

Common Shares not previously tendered to the Offer may be deposited under the Offer in accordance with Section 3 of the Original Offer to Purchase, “Manner of Acceptance”. Shareholders should tender their Common Shares to the Offer, by using either of the Letter of Transmittal or the Notice of Guaranteed Delivery.

4.	Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

5.	Take-Up and Payment for Deposited Common Shares

Husky will take-up and pay for tendered Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take-up and Payment for Deposited Common Shares”.

6.	Amendments and Variations to Offer Documents

The Offer Documents shall be read together with this Notice of Variation in order to give effect to the amendments and variations to the Offer Documents set out herein.

7.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of MEG with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of MEG should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

8.	Directors’ Approval

The contents of this Notice and Variation have been approved, and the sending of this Notice of Variation to the Shareholders has been authorized, by the board of directors of the Offeror.

CERTIFICATE OF HUSKY ENERGY INC.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 19, 2018.

(signed) “Robert J. Peabody”	(signed) “Jeffrey R. Hart”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(signed) “Canning K.N. Fok”	(signed) “Frank J. Sixt”
Director	Director

The Information Agent for the Offer is:

North American Toll Free Phone:

1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1.212.771.1133

Email: inquiries@dfking.com

The Depositary for the Offer is:

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Actions	By Registered Mail, Hand or by Courier 1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 Attention: Corporate Actions

Toll Free: 1 800 387-0825

Telephone (Local): (416) 682-3860

E-Mail: inquiries@astfinancial.com

Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and locations set out above. To keep current with further developments and information about the Offer, visit www.huskyenergy.com/bettertogether